UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                            A-FEM MEDICAL CORPORATION
          (fka Athena Medical Corp. -- name change effective 11/12/97)
    -----------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
    -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00105V105
                              ---------------------
                                 (CUSIP Number)

                           Carmen M. Calzacorta, Esq.
                           Schwabe, Williamson & Wyatt
                     1211 SW Fifth Avenue, Suites 1600-1800
                           Portland, Oregon 97204-3795
                                  503-222-9981
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 1999
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 00105V105
--------------------------------------------------------------------------------


1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Capital Consultants LLC (formerly Capital Consultants, Inc.) EIN 93-1269691

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a)  ---------------------------------------------------------

                  (b)  ---------------------------------------------------------

3.       SEC Use Only

4.       Source of Funds (See Instructions)  OO; WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization    Oregon

--------------------------------------------------------------------------------

                           7.  Sole Voting Power            56,991
                           -----------------------------------------------------
Number of
Shares Beneficially        8.  Shared Voting Power       6,964,314
Owned by                   -----------------------------------------------------
Each Reporting
Person With                9.  Sole Dispositive Power       56,991
                           -----------------------------------------------------

                           10. Shared Dispositive Power  6,964,314

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,021,305

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    42.3%

14.      Type of Reporting Person (See  Instructions)
              IA; OO - limited liability company

CUSIP No. 00105V105
--------------------------------------------------------------------------------

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

         Jeffrey L. Grayson

2.       Check the Appropriate Box if a Member of a Group (See Instructions)

                  (a) ----------------------------------------------------------

                  (b) ----------------------------------------------------------

3.       SEC Use Only

4.       Source of Funds (See Instructions)  OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.       Citizenship or Place of Organization    USA

--------------------------------------------------------------------------------

                           7.  Sole Voting Power            0
Number of                  -----------------------------------------------------
Shares Beneficially
Owned by                   8.  Shared Voting Power          7,021,305
Each Reporting             -----------------------------------------------------
Person With
                           9.  Sole Dispositive Power       0
                           -----------------------------------------------------

                           10. Shared Dispositive Power     7,021,305

11.      Aggregate Amount Beneficially Owned by Each Reporting Person  7,021,305

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    42.3%

14.      Type of Reporting Person (See Instructions)
                  IN

CUSIP No. 00105V105
--------------------------------------------------------------------------------

Item 1. Security and Issuer

a)      Name and Address of Principal Executive Offices of Issuer:

        A-FEM Medical Corporation ("Issuer")
        10180 SW Nimbus Avenue, Suite J5
        Portland, Oregon 97223

b) Title and Class of Equity Securities: Common Stock, par value $.01 per share ("Common Stock")

Item 2. Identity and Background

a) - c), f)

Reporting Persons
-----------------
This statement is filed by Capital Consultants LLC, an Oregon limited liability company (formerly, Capital Consultants, Inc., an Oregon corporation) ("CCL"), and Jeffrey L. Grayson, a U.S. citizen ("Reporting Persons"). CCL is a registered investment adviser engaged in providing investment advisory services. Jeffrey L. Grayson is the Chairman and Chief Executive Officer of CCL. The principal business and office address of each of the Reporting Persons is 2300 SW First Avenue, Suite 200, Portland, Oregon 97201.

Officers/Managers of CCL
------------------------
Barclay L. Grayson, a U.S. citizen, is the President of CCL. Blake J. Grayson, a U.S. citizen, is the Portfolio Manager of CCL. The principal business and office address of Barclay L. Grayson and Blake J. Grayson is 2300 SW First Avenue, Suite 200, Portland, Oregon 97201.

d) During the last five years none of the Reporting Persons or any officer or manager of CCL has been convicted in any criminal proceeding.

e) During the last five years none of the Reporting Persons or any officer or manager of CCL has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

The filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person or any officer or manager of CCL is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

Item 3. Source and Amount of Funds or Other Consideration

In August 1998, CCL and the Issuer entered into a Plan and Agreement for Recapitalization in which (i) 4,316,405 shares of Common Stock held by CCL for its own account and on behalf of its advisory

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CUSIP No. 00105V105
--------------------------------------------------------------------------------

clients were converted into an equal number of shares of Series A Convertible Preferred Stock ("Series A"), and (ii) warrants to purchase 50,000 shares of Common Stock held by CCL for its own account and on behalf of its advisory clients were converted into warrants to purchase an equal number of shares of Series A. Since August 1998, CCL has used its own funds and advisory client funds to purchase, for its own account and on behalf of its advisory clients, additional shares of Series A and warrants to purchase Series A in a series of separate transactions with the Issuer. A list of the clients on whose behalf CCL holds the Series A and warrants to purchase Series A is attached as Appendix A.

Item 4. Purpose of the Transaction

         The transactions described above were negotiated with the Issuer. Based on continuing evaluation of the Issuer's business and prospects, alternative investment opportunities, economic and market conditions and all other factors deemed relevant, CCL may continue to purchase, for its own account and on behalf of its advisory clients, additional shares of Series A and warrants to purchase Series A, or some or all of the Issuer's Series A and warrants to purchase Series A may be converted to Common Stock and sold. In addition, CCL may purchase, for its own account and on behalf of its advisory clients, shares of Common Stock in the open market or in privately negotiated transactions. Except as disclosed in this Schedule 13D, the Reporting Persons have not made any proposals and have not entered into any agreements which would be related to or would result in any of the matters described in Items 4(a) through (j) of
Schedule 13D; however, as part of their ongoing review of investment alternatives, the Reporting Persons may consider such matters in the future and, subject to applicable laws, may formulate a plan with respect to such matters subject to applicable law, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5.  Interests in Securities of the Issuer

         (a) The Reporting Persons are deemed to be the beneficial owners of 6,971,305 shares of Series A and warrants to purchase 50,000 shares of Series A. The warrants are immediately exercisable into Series A and the Series A is immediately convertible into Common Stock on a one-to-one basis. Therefore, the Reporting Persons are deemed to beneficially own 6,971,305 shares of Common Stock which equals 42.3% of the outstanding Common Stock of the Issuer.

         (b) CCL has sole voting and dispositive power with respect to 56,991 shares of Common Stock and is deemed to have shared voting and dispositive power with respect to 6,964,314 shares of Common Stock. Jeffrey L. Grayson is deemed to have shared voting and dispositive power with respect to 7,021,305 shares of Common Stock.

         (c) On December 21, 1999, CCL purchased from the Issuer, pursuant to documents dated as of December 17, 1999, on behalf of an advisory client, 260,400 shares of Series A and warrants to purchase 118,364 shares of Series A, for a purchase price of $499,968.

         (d) Each advisory client listed on Appendix A is entitled to receive dividends from and the proceeds from the sale of the Series A and warrants to purchase Series A held on their behalf. The Oregon Laborers-Employers Pension Trust is entitled to receive dividends from and the proceeds from the sale of more than 5% of the outstanding shares of Common Stock (assuming all warrants were exercised and all shares of Series A were converted to Common Stock).

CUSIP No. 00105V105
--------------------------------------------------------------------------------

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The securities held on behalf of the advisory clients listed on Appendix A are held on a discretionary basis by CCL and CCL is authorized to vote and dispose of the securities.

A Preferred Stock and Warrant Purchase Agreement is filed as Exhibit B hereto and a Stock Purchase Warrant is filed as Exhibit C hereto. All purchases of Series A and warrants to purchase Series A made since August 1998 have been made pursuant to Preferred Stock and Warrant Purchase Agreements and Stock Purchase Warrants in substantially similar form as Exhibit B and Exhibit C, respectively.

The Amended and Restated Registration Rights Agreement, filed as Exhibit D hereto, provides CCL and certain of its transferees, subject to various restrictions, demand and piggyback registration rights relating to the underlying Common Stock of the Issuer received upon conversion of the Series A. The Amended and Restated Registration Rights Agreement attached as Exhibit D has been amended to include the securities identified in Item 5(c).

Item 7. Material to Be Filed as Exhibits

         Exhibit A: Joint Filing Agreement dated October 12, 1999 between CCL and Jeffrey L. Grayson (Incorporated by reference to the Schedule 13D filed on October 13, 1999).

         Exhibit B: Preferred Stock and Warrant Purchase Agreement dated September 22, 1999 (Incorporated by reference to the Schedule 13D filed on October 13, 1999).

         Exhibit C: Stock Purchase Warrant dated September 22, 1999 (Incorporated by reference to the Schedule 13D filed on October 13, 1999).

         Exhibit D: Amended and Restated Registration Rights Agreement dated September 22, 1999 between CCL and the Issuer (Incorporated by reference to the Schedule 13D filed on October 13, 1999).

CUSIP No. 00105V105
--------------------------------------------------------------------------------


                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        Capital Consultants LLC

/s/ Jeffrey L. Grayson                  By: /s/ Jeffrey L. Grayson
-----------------------------               ------------------------------------
Jeffrey L. Grayson                          Jeffrey L. Grayson, Chairman and CEO



         Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 00105V105
--------------------------------------------------------------------------------

                                   Appendix A

OPEIU Local #11
Oregon Laborers-Employers Pension Trust Fund
Susan Grayson Betty Norrie Virginia
Mudd Revocable Trust
Guard Publishing Company
Richard & Carol Tinney
Robert E Maloney
CCI 401(k) Profit Sharing Plan
Idaho Laborers Pension Trust
Francis Kendrick
Diana C K Untermeyer
Margaret Kendrick Trust
Carl Shrader
Carl Shrader Money Purchase Plan & Trust
Donald & Maxine Barnard
James Pritchett
John Chaney
James & Patricia Murphy
Jerry Baker
Gary Gutterman, MD, PC Profit Sharing Plan
Gary & Sheila Gutterman
Patrick Files
Dean Kirkland
Joseph & Nancy Gabriel
Bay Point Properties
James & Nancy Case
The Erickson Group LTD
Blake & Erika Grayson LLC
Barclay Grayson Family LLC